Exhibit 1

Transactions in Shares Effected by Kent Lake Partners LP Since the Filing of the Schedule 13D

Nature of Transaction	Amount of Securities Purchased/(Sold)	Price ($)	Date of Purchase/Sale

Purchase of Common Stock	4,371	$4.9770	04/07/2025
Purchase of Common Stock	8,350	$4.9578	04/08/2025
Purchase of Common Stock	516	$4.9178	04/09/2025
Purchase of Common Stock	8,578	$4.7579	04/21/2025
Purchase of Common Stock	4,689	$4.7822	04/22/2025
Purchase of Common Stock	6,975	$4.4538	05/02/2025
Purchase of Common Stock	24,000	$5.0810	05/05/2025